FORM 10-SB/A

                                AMENDMENT NO. 2

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
                        Under Section 12(b) or (g) of the
                         Securities Exchange Act of 1934

                               INTERNET VIP, INC.
                 (Name of Small Business Issuer in its charter)


Delaware                                                   (I.R.S. Employer
(State or other jurisdiction of                             Identification No.)
 incorporation or organization)

1155 University St., Suite 602, Montreal, Canada H3B 3A7 (Address of principal executive offices) (Zip Code)

Telephone Number (514) 876-9222         Fax Number (514) 876-1001

Securities to be registered under Section 12(b) of the Act:

         Title of each class        Name of each exchange on which
         to be so registered        each class is to be registered

         Securities to be registered under Section 12(g) of the Act:

                         Common Stock, $.0001 par value
                                (Title of Class)

INTERNET VIP, INC. AND SUBSIDIARY
                              (a development stage company)

                              CONSOLIDATED FINANCIAL STATEMENTS
                              AS OF FEBRUARY 28, 1999
                              TOGETHER WITH AUDITORS' REPORT

                                     REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




To the Stockholders of
Internet VIP, Inc.:

We have audited the accompanying consolidated balance sheet of Internet VIP, Inc. (a Delaware corporation) and subsidiary as of February 28, 1999, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the period from inception (November 13, 1998) to February 28, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Internet VIP, Inc. and subsidiary as of February 28, 1999, and the results of their operations and their cash flows for the period from inception (November 13, 1998) to February 28, 1999, in conformity with generally accepted accounting principles.

As discussed in Note 1 to the financial statements, the Company is in the development stage and its continued existence is dependent on obtaining additional financing for its operations. The Company's plans in regards to these matters are also described in Note 1. In addition, the Company faces risks as a development stage company. The success of the Company's operations is influenced by these risks as more fully described in Note 1. These matters raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.


/s/ ARTHER ANDERSEN LLP

New York, New York
June 1, 1999

                                         INTERNET VIP, INC. AND SUBSIDIARY

                                           (a development stage company)


                                            CONSOLIDATED BALANCE SHEET

                                                 FEBRUARY 28, 1999


                                     ASSETS

CURRENT ASSETS:
Cash and cash equivalents                                    $        223,624
Other current assets                                                      801
                                                                 ------------
Total current assets                                                  224,425

DEPOSIT ON ACCOUNT OF PROPERTY AND EQUIPMENT                           25,000
                                                                 ------------
Total assets                                                 $        249,425
                                                                 ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accrued expenses                                              $        68,258
                                                              ---------------
Total current liabilities                                              68,258
                                                              ---------------

STOCKHOLDERS' EQUITY:
Common Stocks, $0.0001 par value; 50,000,000 shares authorized; 20,874,800 shares issued and 2,087 outstanding
Additional paid-in capital                                            498,090
Deferred compensation                                                (100,000)
Accumulated deficit
                                                                     (219,010)
Total stockholders' equity                                            181,167
                                                             ----------------
Total liabilities and stockholders' equity                   $        249,425
                                                             ================

The accompanying notes are an integral part of this balance sheet.

                                         INTERNET VIP, INC. AND SUBSIDIARY

                                           (a development stage company)


                                       CONSOLIDATED STATEMENT OF OPERATIONS

                      FOR THE PERIOD FROM INCEPTION (NOVEMBER 13, 1998) TO FEBRUARY 28, 1999




OPERATING EXPENSES:
General and administrative expenses                              $   219,010
Total operating expenses                                             219,010
Net loss                                                         $  (219,010)

BASIC AND DILUTED NET LOSS PER SHARE                             $     (0.01)
                                                               ==============

WEIGHTED AVERAGE COMMON STOCK OUTSTANDING -                      $=
BASIC AND DILUTED                                                  20,143,332
                                                                   ==========



         The accompanying notes are an integral part of this statement.

                                         INTERNET VIP, INC. AND SUBSIDIARY

                                           (a development stage company)


            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

     FOR THE PERIOD FROM INCEPTION (NOVEMBER 13, 1998) TO FEBRUARY 28, 1999


DO TABLES LATER





                                          Common Stock         Additional                                        Total
                                     Number of     Amount       Paid-in        Deferred       Accumulated    Stockholders'
                                      Shares                    Capital      Compensation       Deficit          Equity

BALANCE, November 13, 1998         $      -        $   -        $  -         $    -           $    -          $     -

Issuance of Common Stocks to         18,772,600      1,877         -              -                -             1,877
founders

Issuance of Common Stocks in a
private placement ($0.05 per
share)                                1,184,000        118       59,082           -                -            59,200

Issuance of Common Stocks for
consulting services                     200,000         20       99,980    (100,000)               -               -

Issuance of Common Stocks in a
private placement ($0.5 per
share), net of issuance costs of
$20,000                                 718,200         72      339,028           -                -           339,100

Net loss                                   -            -             -           -         (219,010)         (219,010)

BALANCE, February 28, 1999           20,874,800      2,087      498,090    (100,000)        (219,010)          181,167
                                     ==========      =====      =======     ========         ========          =======

         The accompanying notes are an integral part of this statement.


                                         INTERNET VIP, INC. AND SUBSIDIARY

                                           (a development stage company)


                      CONSOLIDATED STATEMENT OF CASH FLOWS

     FOR THE PERIOD FROM INCEPTION (NOVEMBER 13, 1998) TO FEBRUARY 28, 1999




CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                              $(219,010)
Adjustments to reconcile net loss to net cash used in operating activities-Changes in operating assets and liabilities-
     Other current assets                                                  (801)
     Accrued expenses                                                    68,258
                  Net cash used in operating activities                (151,553)

CASH FLOWS FROM INVESTING ACTIVITIES:
Deposit on account of property and equipment                            (25,000)
                  Net cash used in investing activities                 (25,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Stockholders' capital contribution, net                                 400,177
                  Net cash provided by financing activities             400,177
                  Net increase in cash and cash equivalents             223,624

CASH AND CASH EQUIVALENTS, beginning of period                             -

CASH AND CASH EQUIVALENTS, end of period                               $223,624

NONCASH FINANCING ACTIVITIES:
Common stock issued for consulting services                            $100,000


     The  accompanying  notes are an integral  part of this statement.

                                         INTERNET VIP, INC. AND SUBSIDIARY

                                           (a development stage company)


                                    NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                 FEBRUARY 28, 1999

ORGANIZATION

Internet VIP, Inc. was incorporated in the state of Delaware on November 13, 1998. Internet VIP, Inc. and its wholly owned subsidiary, V.I. Internet Telecommunications, Inc., a Canadian corporation (together, the "Company") were formed to sell long distance international telephone services using the new technology, VIP-Voice over Internet Protocol. From its strategically located switching center in Montreal, Canada, calls can be routed from anywhere in North America to anywhere in the world. The first phase of operations will encompass calls from Montreal to St. Petersburg and Moscow, and vice versa.

         Initially Internet VIP Inc. will operate through its wholly owned Canadian subsidiary corporation, V.I. Internet Telecommunications Inc. ("V.I. Internet"). V.I. Internet will own and operate the Canadian switching centers. Additionally, V.I. Internet will own 80% of two Russian joint-venture entities, which were established to manage the Company's centers in St. Petersburg and Moscow. The remaining 20% of the Russian joint-venture companies are owned by the Division of the Russian Ministry of Interior, in the case of Moscow, and by the BaltUnexim Bank in the case of St. Petersburg.

The Company is in the development stage. It is not currently generating any revenues from operations and is therefore dependent on external sources for financing its operations. The Company completed, subsequent to February 28, 1999, a private placement. Subsequent net proceeds from the issuance of the equity were approximately $450,000. Management expects these proceeds together with its estimated revenues in fiscal year 1999 to be sufficient to finance the Company's operations through fiscal year 1999. However, there can be no assurance that the Company will succeed in executing its plan and obtaining the financing necessary for its operations.

The Company faces risks as a development stage company. These risks include, among others, uncertainty of product acceptance, sales and distribution risk, competition, risk of errors, and quality and price of its products compared to alternative products and service. Additionally, other factors such as loss of key personnel could impact the future results of operations or financial condition of the Company.

All of the aforementioned matters raise substantial doubt about the Company's ability to continue as a going concern.

   SUMMARY OF SIGNIFICANT
   ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of Internet VIP, Inc. and its wholly owned subsidiary, V.I. Internet and its Russian joint-ventures. Material intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Foreign Currency

The Company accounts for foreign currency in accordance with Statement of Financial Accounting Standards ("SFAS") No. 52, "Foreign Currency Translation," for operating subsidiaries. The functional currency of the Company's wholly owned subsidiary is the U.S. dollar.

Per Share Data

SFAS No. 128, "Earnings per Share," establishes new standards for computing and presenting earnings per share (EPS). The standard requires the presentation of basic EPS and diluted EPS. Basic EPS is calculated by dividing income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted EPS is calculated by dividing income available to common shareholders by the weighted average number of common shares outstanding adjusted to reflect potentially dilutive securities.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments

The carrying value of cash and cash equivalents approximates fair value.

Organizational and Development Costs

Organizational and development costs are expensed as incurred.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period in which the tax rate change takes place.

Recently Issued Accounting Standards

Additionally, in June 1997, the FASB issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." This statement establishes standards for the way the public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. This statement is effective for financial statements for periods beginning after December 15, 1997, and need not be applied to interim periods in the initial year of application. Comparative information for earlier years presented is to be restated. The Company currently believes that it operates in one segment and that the adoption of this statement will not have an impact on the Company's financial statement.

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. SFAS No. 133 is effective for fiscal years beginning after June 15, 1999. The Company currently does not use derivatives and, therefore, this new pronouncement is not applicable.

PRIVATE PLACEMENT

In January 1999, the Company offered to sell, in a private placement, up to 1,900,000 shares of its Common Stock, $0.0001 par value, at a price of $.50 per share, of which 718,200 shares were sold by February 28, 1999. Proceeds from the offering are held in an unrestricted escrow account and transferable to the Company upon demand. At February 28, 1999 $115,000 held in escrow are included in cash and cash equivalents. Subsequent to February 28, 1999, the Company issued an additional 925,400 shares in connection with this offering.

INCOME TAXES

At February 28, 1999, the Company has net operating losses available to offset future income for book and tax purposes of approximately $200,000.

The loss carryforwards expire in February 2019. The annual utilization of these loss carryforwards will be substantially limited if there are changes in the Company's ownership.

The Company has  provided a valuation  allowance  for the full amount of the tax
benefit   associated  with  the  loss   carryforwards  due  to  the  uncertainty
surrounding their realization.

   COMMITMENTS AND CONTINGENCIES

Lease Commitment

The Company leases office space from a related party, for the period ending January 2001, under an operating lease. Future minimum annual lease payments are as follows:

                  For the year ending February 28:
                  2000                                         $        48,600
                  2001                                                  44,550
                                                               ---------------
                                                               $        93,150

Rent expense for the period from inception (November 13, 1998) to February 28, 1999 was $4,050.

Consulting Agreements

In December 1998, the Company entered into a four-year consulting agreement with Nais Corp., a related party, according to which Nais Corp. will provide the Company with financial and business public relations consulting services. Future minimum annual fees are as follows:

                  For the year ending February 28:
                  2000                                         $        72,000
                  2001                                                  72,000
                  2002                                                  72,000
                  2003                                                  60,000
                                                               ---------------
                                                               $       276,000

In February 1999, the Company entered into a one-year consulting agreement with Global Asset Management Group, Inc. ("Global Asset"), a Florida Corporation. According to the contract, Global Asset will provide the Company with financial consulting services in consideration to 200,000 shares of the Company's Common Stock, the fair market value of which was $100,000 at the date of the contract. The Company recorded the consulting fees as deferred compensation, which will be amortized over the contract period (one year).

Equipment Purchase Agreement

The Company purchased revenue generating equipment in the amount of $280,000, of which $25,000 was paid in advance by February 28, 1999. The equipment was received and installed by the Company subsequent to February 28, 1999.

Facilities Management Agreement

In  February  1999,  the  Company  entered  into  a  five-year   agreement  with
Bridgepoint Enterprises ("Bridgepoint"), according to which Bridgepoint will provide the Company with facilities for its equipment as well as maintenance and technical support for such equipment for variable monthly consideration. Future estimated minimum annual fees are as follows:

                  For the year ending February 28:
                  2000                                         $        96,000
                  2001                                                  96,000
                  2002                                                  96,000
                  2003                                                  96,000
                  2004                                                  96,000
                                                               ---------------
                                                               $       480,000

Telecommunication Service Agreement

In June 1999,  the  Company  entered  into a  one-year  service  agreement  with
Metrocom, a Russian company, according to which Metrocom will provide telecommunication services to the Company for a monthly charge of approximately $40,000.

6.  RELATED PARTIES

         The Company received consulting services from related parties. Fees paid for such services were approximately $14,000 in the period from inception (November 13, 1998) to February 28, 1999.

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant caused this registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        INTERNET VIP, INC.




Date:   October 1, 1999                        /s/

                                         Dr. Ilya Gerol, Chairman and CEO
                                        (Chief Executive Officer)



Date:   October 1, 1999                       /s/

                                         Michael MacInnis, CFO and Director
                                        (Chief Financial Officer)




Date:   October 1, 1999                       /s/
                                         Derek LaBell, President and Director



Date:   October 1, 1999                      /s/
                                         Viatcheslav Makarov, V P and Director